UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 13, 2018

FEDERAL STREET ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-38153	82-0908890
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

100 Federal Street, 35th Floor Boston, MA	02110
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (617) 227-1050

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒           Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01              Entry Into A Material Definitive Agreement.

On  August 13, 2018, Federal Street Acquisition Corp. (“FSAC”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) to effect an initial business combination, by and among FSAC, Agiliti, Inc., a Delaware corporation and a wholly-owned subsidiary of FSAC (“Agiliti”), Umpire SPAC Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Agiliti (“FSAC Merger Sub”), Umpire Equity Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Agiliti (“Umpire Equity Merger Sub”), Umpire Cash Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of FSAC Merger Sub (“Umpire Cash Merger Sub” and together with Umpire Equity Merger Sub, the “UHS Merger Subs”, the UHS Merger Subs collectively with FSAC Merger Sub, the “Merger Subs”, and the Merger Subs together with Agiliti and FSAC, the “FSAC Parties”), UHS Holdco, Inc., a Delaware corporation (“UHS”), IPC/UHS Co-Investment Partners, L.P., a Delaware limited partnership, solely in its capacity as a Majority Stockholder, and IPC/UHS, L.P., a Delaware limited partnership, solely in its capacity as a Majority Stockholder and the Stockholders’ Representative (together with IPC/UHS Co-Investment Partners, L.P., the “Majority Stockholders”).

Pursuant to the Merger Agreement, a business combination between FSAC and UHS (the “Business Combination”) will be effected through (a) the merger of FSAC Merger Sub with and into FSAC, with FSAC surviving such merger (the “FSAC Merger”); (b) immediately after the FSAC Merger, the merger of UHS Equity Merger Sub with and into UHS, with UHS surviving such merger (“UHS Merger 1”); (c) immediately after UHS Merger 1, the merger of UHS Cash Merger Sub with and into UHS, with UHS surviving such merger (“UHS Merger 2”, and together with UHS Merger 1, the “UHS Mergers” and the UHS Mergers collectively with the FSAC Merger, the “Mergers”); and (d) immediately after the Mergers, Agiliti will contribute its UHS capital stock to FSAC. As a result of the Mergers and the contribution, FSAC will become a wholly-owned subsidiary of Agiliti, UHS will become a wholly-owned subsidiary of FSAC, and Agiliti will become a publicly traded company.

The aggregate purchase price for the Business Combination and related transactions implies an initial enterprise value for the combined company of approximately $1.74 billion.  The consideration to be paid to holders of equity interests in UHS will be approximately $1.58 billion, subject to certain adjustments contained in the Merger Agreement, including reduction for indebtedness and certain transaction expenses and subject to a working capital adjustment.  The purchase price will be paid in a combination of stock and cash consideration. The stock consideration will consist of a number of newly issued shares of Agiliti’s common stock to be distributed to equity holders of UHS approximately equal to $335.0 million (the “Maximum Stock Consideration Amount”) divided by $10.00. The amount of stock consideration may be decreased (and cash consideration increased) to the extent of cash available following cash payments required by the Merger Agreement, including payments to any FSAC public stockholders electing redemption of their FSAC Class A common stock. The remainder of the merger consideration will be paid in cash.

The proposed Business Combination is expected to be consummated after the required approval by the stockholders of FSAC and the satisfaction of certain other conditions summarized below.

Representations and Warranties

The Merger Agreement contains representations and warranties of the parties thereto with respect to, among other things, (a) entity organization, formation and authority, (b) authorization to enter into the Merger Agreement, (c) capital structure, (d) consents and approvals, (e) financial statements, (f) liabilities, (g) real estate, (h) litigation, (i) material contracts, (j) taxes, (k) title to assets, (l) absence of changes, (m) environmental matters, (n) employee matters, (o) licenses and permits, (p) compliance with laws, and (q) regulatory matters.

Covenants

The Merger Agreement includes customary covenants of the parties thereto with respect to operation of the business prior to consummation of the Business Combination and the preparation and filing with the Securities and Exchange Commission (“SEC”) of a Registration Statement on Form S-4, in which a proxy statement of FSAC will be included as a prospectus (the “proxy statement/prospectus”).

Conditions to Consummation of the Mergers

General Conditions

Consummation of the Business Combination is conditioned upon, among other things, (i) no order prohibiting the consummation of the Mergers shall be in force, (ii) the waiting periods applicable to the transactions contemplated by the Merger Agreement under the Hart Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated, (iii) the approval by FSAC’s stockholders of the Business Combination and other related transactions at a special meeting of such holders shall have been obtained, (iv) the Registration Statement on Form S-4 shall have become effective and no stop order suspending the effectiveness of such Registration Statement shall be in effect and no proceedings for that purpose pending before or threatened by the SEC, (v) the redemption of shares of FSAC’s Class A common stock from holders of such stock who have elected such redemption shall have been completed in accordance with the terms of the Merger Agreement and the proxy statement/prospectus, (vi) FSAC shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) remaining, and (vii) there shall be a minimum amount of cash available to complete the Business Combination.

FSAC Parties’ Conditions

The obligations of the FSAC Parties to consummate the Business Combination are also conditioned upon, among other things, (i) there shall not have occurred a material adverse effect on UHS, and (ii) receipt by the FSAC Parties of the written consent by holders of UHS common stock sufficient to approve the transactions contemplated by the Merger Agreement (including the Majority Stockholders with respect to their shares of UHS common stock).

UHS’ Conditions

The obligations of UHS to consummate the Business Combination are also conditioned upon, among other things, the Maximum Stock Consideration Amount not exceeding $335.0 million; provided that, subject to limitations, such amount may be increased, solely at UHS’ election, in the event there would otherwise be insufficient cash available to make the payments required under the Merger Agreement.

Termination

The Merger Agreement may be terminated at any time, but not later than the closing of the transactions contemplated therein (the “Closing”), as follows:

•                  by mutual written consent of the FSAC Parties and UHS;

•                  subject to certain cure periods, by either the FSAC Parties or UHS, as applicable, if there has been a breach of any representation, warranty, covenant or other agreement made by UHS or FSAC, as applicable, which would reasonably be expected to result in the failure of certain conditions;

•                  by either the FSAC Parties or UHS if the Closing has not occurred on or prior to December 31, 2018;

•                  by UHS if FSAC’s board of directors changes its recommendation in favor of the Business Combination;

•                  by the FSAC Parties or UHS if the approval of the Business Combination and other proposals is not obtained at the special meeting of the stockholders of FSAC;

•                  by FSAC or UHS, at any time on or after the third day following the special meeting of stockholders of FSAC, if the Maximum Stock Consideration Amount exceeds $335.0 million and UHS has not delivered a valid Election Notice to cause such condition satisfied and to increase the Maximum Stock Consideration Amount, on or prior to such time;

•                  by the FSAC Parties or UHS, as applicable, if the applicable conditions to the consummation of the Closing (other than the minimum cash condition and the conditions to be satisfied at Closing) have been satisfied on the date that the Closing would otherwise have been consummated pursuant to the terms of the Merger Agreement, but FSAC or UHS, as applicable fails to consummate the Closing; or

•                  by FSAC if it has not received the written consent approving the Merger Agreement from the stockholders of UHS required to approve the Merger Agreement by the end of the second business day following the date that the Registration Statement on Form S-4 has been declared effective by the SEC.

The representations and warranties contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specified dates. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties thereto, are subject to limitations agreed upon by the contracting parties, including being qualified by disclosures made for the purposes of allocating contractual risk among such parties instead of establishing these matters as facts, and are subject to standards of materiality applicable to the contracting parties that may differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Agiliti, the FSAC Parties, UHS or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures.

Additional Agreements to be Executed at Closing

The Merger Agreement provides that, upon consummation of the Business Combination, Agiliti will enter into the following agreements.

Registration Rights Agreement

At the Closing of the transactions contemplated by the Merger Agreement, Agiliti will enter into a Registration Rights Agreement with THL Agiliti, LLC (“THL Agiliti”) (an affiliate of FS Sponsor, LLC (the “Sponsor”)), the Majority Stockholders, Thomas J. Leonard, UHS’ chief executive officer, and certain other holders, under which, the parties thereto will be granted certain customary registration rights, including demand and piggy-back rights, with respect to the shares of Agiliti common stock they will hold following the Business Combination, in each case subject to cutback provisions.  In addition, pursuant to the Registration Rights Agreement, the Majority Stockholders and Mr. Leonard will agree to certain transfer restrictions for 180 days following the Closing.

Director Nomination Agreements

At Closing, Agiliti will enter into separate Director Nomination Agreements with each of THL Agiliti and the Majority Stockholders.  Pursuant to the Director Nomination Agreements, THL Agiliti and the Majority Stockholders will have separate rights to designate nominees to the board of directors of Agiliti in the number and subject to the beneficial ownership thresholds set forth therein.

Tax Receivable Agreement

At Closing, Agiliti will enter into the Tax Receivable Agreement (the “Tax Receivable Agreement”), with UHS and the Majority Stockholders. The Tax Receivable Agreement will generally provide for the payment by UHS to the holders of equity interests and certain options and RSUs in UHS as of the time immediately before the Closing of 85% of certain U.S. federal, state, and local tax benefits realized or deemed realized by Agiliti and its subsidiaries from the use, following the Closing, of the following tax attributes: (i) U.S. federal, state and local net operating losses (including carryforwards) of UHS and its subsidiaries in existence as of the end of the date of Closing, (ii) without duplication of amounts included under clause (i), certain deductions generated by the consummation of the transactions contemplated by the Merger Agreement, (iii) deductions arising from rollover options cancelled or exercised post-closing as such deductions are generated post-closing and (iv) certain deductions arising from payments made under the Tax Receivable Agreement. Agiliti and its subsidiaries (including UHS) will retain the tax benefit, if any, of the remaining 15% of such tax attributes.

The amount and timing of any payments under the Tax Receivable Agreement may vary depending upon a number of factors, including the amount and timing of the taxable income (if any) that Agiliti and its subsidiaries generate in the future, the amount of certain other tax attributes not subject to the Tax Receivable Agreement (if any) that may be available to Agiliti and its subsidiaries and the U.S. federal, state and local income tax rates then applicable in determining the amount of any such payment.  The term of the Tax Receivable Agreement will commence upon the Closing and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or deemed utilized unless UHS exercises its right to terminate the Tax Receivable Agreement early or there is otherwise a deemed early termination (e.g. upon the occurrence of a change of control of Agiliti, FSAC or UHS or certain divestitures of UHS’s subsidiaries) pursuant to the terms of Tax Receivable Agreement. If UHS elects to terminate the Tax Receivable Agreement early or there is a deemed early termination, its obligations under the Tax Receivable Agreement would accelerate and it generally would be required to make an immediate payment equal to the present value of the deemed anticipated future payments to be made by it under the Tax Receivable Agreement, calculated in accordance with certain valuation assumptions set forth in the Tax Receivable Agreement.

Voting Agreement with Sponsor

On August 13, 2018, concurrently with the entry into the Merger Agreement, the Sponsor entered into a voting agreement with UHS, pursuant to which Sponsor agreed to vote all shares of common stock of FSAC beneficially owned by the Sponsor in favor of the Business Combination and other proposals contemplated in the Merger Agreement.

Voting, Restrictive Covenant and Support Agreements with Majority Stockholders and Management

On August 13, 2018, concurrently with the entry into the Merger Agreement, FSAC and Agiliti entered into voting, support and restrictive covenant agreements with the Majority Stockholders and members of UHS’ management. Pursuant to these agreements, each of the Majority Stockholders and the members of UHS’ management agreed to vote all shares of common stock of UHS beneficially owned by them in favor of the Business Combination. In addition, pursuant to these agreements, the parties thereto waived any appraisal rights in connection with the Business Combination, agreed to certain non-competition, non-solicitation and non-hire provisions for the periods of time set forth in the agreements, and agreed to certain transfer restrictions with respect to their common stock received in the Business Combination for 180 days following Closing.

Private Placement Subscription Agreements

On August 13, 2018, concurrently with the entry into the Merger Agreement, FSAC and Agiliti entered into subscription agreements with certain institutional investors and with THL Agiliti, pursuant to which the investors have agreed to purchase in the aggregate $250.0 million in shares of Class A common stock of FSAC at a purchase price of $10.00 per share on a private placement basis (the “Private Placement”).  The shares issued by FSAC in the Private Placement will be converted into shares of common stock of Agiliti pursuant to the Mergers.  The proceeds from the Private Placement will be used to partially fund the cash consideration to be paid to UHS’ equityholders at Closing.

Subscription Agreements with Institutional Investors

FSAC and Agiliti entered into subscription agreements with certain institutional investors pursuant to which the investors have agreed to purchase, and FSAC has agreed to sell, $50.0 million in shares of Class A common stock of FSAC at a price of $10.00 per share in connection with the Private Placement.  Each of the subscription agreements with various institutional investors provides that each such investor will subscribe for and purchase the number of shares of Class A common stock of FSAC set forth therein subject to the conditions that: (i) no suspension of trading of such shares, or initiation or threatening of any proceedings, has occurred other than in connection with the consummation of the Business Combination, (ii) all representations and warranties of FSAC, Agiliti and each such subscriber are true and correct in all material respects (subject to the exceptions and as of the dates set forth in each such agreement), (iii) no applicable governmental authority has entered any judgment, order, law, rule or regulation which makes consummation of the Business Combination illegal, and no governmental authority has instituted or threatened in writing a proceeding seeking to impose any such restraint or prohibition on the Business Combination and (iv) all conditions precedent to Closing have been satisfied or waived.

The subscription agreements will terminate with no further force and effect upon the earlier to occur of (i) such date and time as the Merger Agreement is terminated in accordance with its terms, (ii) upon the mutual written agreement of the parties to such subscription agreement or (iii) if any of the conditions to closing set forth in such subscription agreement are not satisfied or waived on or prior to the closing of the Private Placement and, as a result thereof, the transactions contemplated by such subscription agreement are not consummated at the closing of the Private Placement.

In addition, the subscription agreements contemplate that in the event that the shares purchased are not registered on the Registration Statement on Form S-4 in connection with the consummation of the Business Combination, Agiliti will, within 30 days after the consummation of the Business Combination, file with the SEC a registration statement registering the resale of such shares of common stock and will use its commercially reasonable efforts to have such registration statement declared effective within 90 days after the consummation of the Business Combination.

Subscription Agreement with THL Agiliti

FSAC and Agiliti entered into a subscription agreement (the “THL Subscription Agreement”) with THL Agiliti pursuant to which THL Agiliti has agreed to purchase $200.0 million in shares of Class A common stock of FSAC at a price of $10.00 per share in connection with the Private Placement.  The THL Subscription Agreement provides that THL Agiliti will subscribe for and purchase the number of shares of Class A common stock of FSAC set forth therein subject to the conditions that: (i) no suspension of trading of such shares, or initiation or threatening of any proceedings, has occurred other than in connection with the consummation of the Business Combination, (ii) all representations and warranties of FSAC, Agiliti and each such subscriber are true and correct in all material respects (subject to the exceptions and as of the dates set forth in each such agreement), (iii) no applicable governmental authority has entered any judgment, order, law, rule or regulation which makes consummation of the Business Combination illegal, and no governmental authority has instituted or threatened in writing a proceeding seeking to impose any such restraint or prohibition on the Business Combination, (iv) all conditions precedent to Closing shall have been satisfied or waived (without any material waiver of any such conditions that would reasonably be expected to adversely affect THL Agiliti except waivers to which THL Agiliti consents in writing) and the debt financing contemplated by the Debt Commitment Letter (as defined in the Merger Agreement) to be funded at Closing has been funded or will be funded at the Closing (and the Debt Financing (as defined in the Merger Agreement) to be funded after the Closing for the purpose of the refinancing UHS’s existing senior notes is not subject to any event of default or unsatisfied condition which would permit the lenders not to fund all or a portion of the Debt Financing as contemplated by the Debt Commitment Letter); and (v) no material amendment or modification of the Merger Agreement has occurred that would reasonably be expected to adversely affect THL Agiliti, unless THL Agiliti has consented in writing to such amendment or modification.

The subscription agreement will terminate with no further force and effect upon the earlier to occur of (i) such date and time as the Merger Agreement is terminated in accordance with its terms, (ii) upon the mutual written agreement of each of the parties to such subscription agreement or (iii) if any of the conditions to closing set forth in such subscription agreement are not satisfied or waived on or prior to the closing of the Private Placement and, as a result thereof, the transactions contemplated by such subscription agreement are not consummated at the closing of the Private Placement. The THL Subscription Agreement also terminates if UHS or any of its affiliates asserts any right or seeks any remedy against THL Agiliti or any of its direct and indirect equityholders, management companies, affiliates, agents, attorneys or representatives, other than (i) the right to specific performance by UHS against THL Agiliti as described below, (ii) a claim against FSAC or Agiliti under the Merger Agreement, (iii) the right of specific performance by UHS as third party beneficiary to an equity commitment letter provided to THL Agiliti by certain funds affiliated with Thomas H. Lee Partners, L.P., or (iv) a claim by UHS under any Ancillary Agreement (as defined in the Merger Agreement) against another party to any such agreement.

UHS has the right, as a third party beneficiary of the THL Subscription Agreement, to obtain specific performance of THL Agiliti’s obligation to cause the subscription amount to be funded when due, but solely to the extent FSAC has the right thereunder to enforce such obligation pursuant to the terms, and subject to the conditions, thereof and solely to the extent required to give effect to a grant of specific performance to UHS under and in accordance with the terms and conditions of the Merger Agreement.

The shares of Class A common stock of FSAC purchased by THL Agiliti will be granted the registration rights described under “Registration Rights Agreement” above.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosure set forth above under the heading “Private Placement Subscription Agreements” in Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 3.02. The shares of Class A common stock of FSAC to be issued in connection with the subscription agreements described above will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

Item 7.01 Regulation FD Disclosure.

On August 13, 2018, FSAC issued a press release announcing the entry into the Merger Agreement. The press release is furnished hereto as Exhibit 99.1 and incorporated by reference herein.

Furnished as Exhibit 99.2 hereto and incorporated into this Item 7.01 by reference is the investor presentation that will be used by FSAC in connection with the Business Combination.

Furnished as Exhibit 99.3 hereto and incorporated into this Item 7.01 by reference are the employee communications, which UHS intends to distribute to its employees in connection with the announcement of the entry into the Merger Agreement.

On August 13, 2018 Universal Hospital Services, Inc., the operating subsidiary of UHS, issued a press release and an investor presentation relating to its financial results for the quarter ended June 30, 2018.  Copies of the press release and the presentation are furnished herewith as Exhibits 99.4 and 99.5, respectively, and incorporated herein by reference.

The foregoing information (including Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Item 8.01 Other Events

In connection with the entry into the Merger Agreement, Umpire Cash Merger Sub has received commitments from JPMorgan Chase Bank, N.A., Citigroup Global Markets Inc., KeyBanc Capital Markets Inc. and KeyBank National Association to provide debt financing for senior secured credit facilities comprised of a $660.0 million delayed draw first lien term loan facility and a $150.0 million first lien revolving credit facility, and Umpire Cash Merger Sub has entered into customary commitment letters in connection therewith.

Additional Information about the Transaction and Where to Find It

FSAC intends to file a proxy statement with the SEC for use at the special meeting of stockholders to approve the Business Combination and FSAC will cause Agiliti, the newly formed holding company, to file a Registration Statement on Form S-4 with respect to the securities being issued in the transaction. The proxy statement and the prospectus contained in the Registration Statement will be mailed to FSAC stockholders as of a record date to be established for voting on the proposed Business Combination. INVESTORS AND SECURITY HOLDERS OF FSAC AND UHS ARE URGED TO READ THE PROXY

STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about FSAC, UHS and Agiliti once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by FSAC when and if available, can be obtained free of charge on FSAC’s website at http://www.thl.com/fsac or by directing a written request to Federal Street Acquisition Corp., 100 Federal Street, 35th Floor, Boston, MA 02110, (617) 227-1050.

Participants in the Solicitation

FSAC, UHS, Agiliti and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of FSAC’s stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of FSAC’s directors and officers in FSAC’s filings with the SEC, including FSAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on March 23, 2018.  Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to FSAC’s shareholders in connection with the proposed Business Combination will be set forth in the Registration Statement for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Business Combination will be included in the Registration Statement that FSAC intends to cause Agiliti to file with the SEC.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

Certain statements made herein include forward looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Specifically, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside FSAC’s or UHS’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” in the Prospectus filed by FSAC with the SEC and those described in the section entitled “Risk Factors” in UHS’s annual report on Form 10-K for the year ended December 31, 2017 filed with the SEC, as well as UHS’s other filings with the SEC. Important factors, among others, that may affect actual results or outcomes include: the inability to complete the transactions contemplated by the proposed Business Combination; the inability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, the amount of cash available following any redemptions by FSAC stockholders; the ability to meet NASDAQ’s listing standards following the consummation of the transactions contemplated by the proposed Business Combination; and costs related to the proposed Business Combination.  Important factors that could cause the combined company’s actual results or outcomes to differ materially from those discussed in the forward-looking statements include: UHS’s history of net losses; the need for substantial cash to operate and expand the combined company’s business as planned; the combined company’s expected substantial outstanding debt following the business combination; a decrease in the number of patients the combined company’s customers serve; the combined company’s ability to effect change in the manner in which healthcare providers traditionally procure medical equipment; the absence of long-term commitments with customers; the combined company’s ability to renew contracts with group purchasing organizations and integrated delivery networks; changes in reimbursement rates and policies by third-party payors; the impact of healthcare reform initiatives; the impact of significant regulation of the healthcare industry and the need to comply with those regulations; the effect of prolonged negative changes in domestic and global economic conditions; difficulties or delays in the combined company’s continued expansion into certain of UHS’s businesses/geographic markets and developments of new businesses/geographic markets; additional credit risks in increasing business with home care providers and nursing homes, impacts of equipment product recalls or obsolescence; and increases in vendor costs that cannot be passed through to the combined company’s customers.

Neither FSAC nor UHS undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	Press Release issued by Federal Street Acquisition Corp. and Universal Hospital Services, Inc., dated August 13, 2018.

99.2	Investor Presentation of Federal Street Acquisition Corp. and Universal Hospital Services, Inc., dated August 13, 2018.

99.3	UHS Holdco, Inc. Employee Communications, dated August 13, 2018

99.4

Press release issued by Universal Hospital Services, Inc., dated August 13, 2018 (incorporated by reference to Exhibit 99.1 to the Current Report filed with the SEC by Universal Hospital Services, Inc. on August 13, 2018).

99.5

Investor Presentation of Universal Hospital Services, Inc. relating to its results for the quarter ended June 30, 2018 (incorporated by reference to Exhibit 99.2 to the Current Report filed with the SEC by Universal Hospital Services, Inc. on August 13, 2018).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 13, 2018

FEDERAL STREET ACQUISITION CORP.

By:	/s/ Charles P. Holden
Name: Charles P. Holden
Title: Chief Financial Officer

Exhibit 99.2

Federal Street Acquisition Corp. and Agiliti

Importantinformation The information in this presentation relates to a proposed business combination among Federal Street Acquisition Corp. (“FSAC”) and Universal Hospital Services, Inc. (“UHS”). The proposed business combination involves a series of mergers by which FSAC and UHS will become subsidiaries of a new holding company called Agiliti, Inc. (“Agiliti”). References to Agiliti in this presentation are to the historical business of UHS, which will be operated under the new holding company. This presentation is for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to the proposed business combination and for no other purpose. The information contained herein is not, and should not be assumed to be, complete. None of FSAC, UHS or Agiliti is under any obligation to update or keep current the information contained in this presentation, to remove any outdated information from this presentation, or to expressly mark it as being outdated. No securities commission or securities regulatory authority or other regulatory body or other authority in the United States or any other jurisdiction has in any way passed upon the merits of, or the accuracy and adequacy of, this presentation. You should not construe the contents of this presentation as legal, accounting, business or tax advice and you should consult your own professional advisors as to the legal, accounting, business, tax, financial or other matters contain herein. None of FSAC, UHS or Agiliti nor any of their respective affiliates, directors, officers, management, employees, representatives or advisors make any representation or warranty, express or implied, as the accuracy or completeness of any of the information contained herein, or any other information (whether communicated in written or oral form) transmitted or made available to you. Recipients of this presentation will be deemed to expressly disclaim any and all liability of any of the foregoing persons relating to or resulting from the use of this presentation or such other information (including without limitation, any market analysis and financial projections that may be contained herein or provided in connection herewith) by you or any of your directors, partners, officers, employees, affiliates, agents and representatives. Forward-looking Statements This presentation includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this presentation, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside FSAC’s or UHS’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” in UHS’s annual report on Form 10-K for the year ended December 31, 2017 filed with the SEC, as well as UHS’ other filings with the SEC. Important factors, among others, that may affect actual results or outcomes include: the inability to complete the transactions contemplated by the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any redemptions by FSAC stockholders; the ability to meet NASDAQ’s listing standards following the consummation of the transactions contemplated by the proposed business combination; and costs related to the proposed business combination. Important factors that could cause the combined company’s actual results or outcomes to differ materially from those discussed in the forward-looking statements include: UHS’ history of net losses; the need for substantial cash to operate and expand the combined company’s business as planned; the combined company’s expected substantial outstanding debt following the business combination; a decrease in the number of patients the combined company’s customers serve; the combined company’s ability to effect change in the manner in which health care providers traditionally procure medical equipment; the absence of long-term commitments with customers; the combined company’s ability to renew contracts with group purchasing organizations and integrated delivery networks; changes in reimbursement rates and policies by third-party payors; the impact of health care reform initiatives; the impact of significant regulation of the health care industry and the need to comply with those regulations; the effect of prolonged negative changes in domestic and global economic conditions; difficulties or delays in the combined company’s continued expansion into certain of UHS’s businesses/geographic markets and developments of new businesses/geographic markets; additional credit risks in increasing business with home care providers and nursing homes, impacts of equipment product recalls or obsolescence; and increases in vendor costs that cannot be passed through to the combined company’s customers. Neither FSAC nor UHS undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Non-GAAP Financial Measures EBITDA, Adjusted EBITDA and Accrual CapEx are non-GAAP measures. UHS believes these non-GAAP measures provide useful information to management and investors regarding UHS’s business and results of operations. Because these measures are not in conformity with GAAP, we urge you to review UHS’s audited financial statements filed with the SEC. Definitions of these non-GAAP measures and reconciliations to the most comparable GAAP measure are included elsewhere in this presentation.

Importantinformation Additional Information about the Proposed Business Combination and Where to Find It FSAC intends to file a proxy statement with the SEC for use at the special meeting of stockholders to approve the business combination and FSAC will cause Agiliti to file a Registration Statement on Form S-4 with respect to the securities being issued in the transaction. The proxy statement and the prospectus contained in the Registration Statement will be mailed to FSAC stockholders as of a record date to be established for voting on the proposed business combination. INVESTORS AND SECURITY HOLDERS OF FSAC AND UHS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about FSAC, UHS and Agiliti once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by FSAC when and if available, can be obtained free of charge on FSAC’s website at http://www.thl.com/fsac or by directing a written request to Federal Street Acquisition Corp., 100 Federal Street, 35th Floor, Boston, MA 02110, (617) 227-1050. Participants in the Solicitation FSAC, UHS, Agiliti and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of FSAC’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of FSAC’s directors and officers in FSAC’s filings with the SEC, including FSAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on March 23, 2018. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to FSAC’s shareholders in connection with the proposed business combination will be set forth in the Registration Statement that FSAC intends to cause Agiliti to file with the SEC for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the Registration Statement that FSAC intends to cause Agiliti to file with the SEC. No Offer or Solicitation This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. 3

Presenters Chief Executive Officer 4 TOM LEONARD SCOTT SPERLING Executive Chairman, FSAC Co-President, THL

Overview of FederalStreet Acquisition Corp. • • Premier private equity and credit platforms Deep experience in health care with relationships developed over 40 years • -adde -term partner who will support capital Sponsorship markets activities and contribute industry expertise Strong alignment of interest given material FSAC Sponsor ownership • Group Operationally intensive approach to creating value • • Hands-On Operational Engagement Focused hel nies their potential and maximize upside for all shareholders Used to help mitigate impact of down cycles • Experience Experienced team with operating expertise and access to THL network • • • Decades of investment and operating experience Ability to leverage THL platform for operational support Strong oversight from experienced independent directors Experienced Team and Board An investment in FSAC is not an investment in THL, a THL fund or a THL portfolio company. The historical results of THL, its funds and portfolio companies are not necessarily indicative of future performance of FSAC or any business combination it may make. 5 $460M Capital Equity capital raised July 2017 for growth and liquidity Access to High Value Resources THL Partners + Strategic Resource FSAC Partnership Highlights Who We Are

THLPrivateEquityhasspecialexpertiseinhealthcare Decades of deep experience in a broad range of health care companies In In the the past 3 years, acquired 7 health care companies totaling $7.5 billion of enterprise value • • last 25 years, invested in 16 health care companies with more than $23 billion of enterprise value and Devices 1 1 1 1 1 1 1 1 1 and portfolio companies are not necessarily indicative of future performance of FSAC or any business combination it may make. 1 Represents current portfolio company not fully exited as of 06/30/18. An investment in FSAC is not an investment in THL, a THL fund or a THL portfolio company. The historical results of THL, its funds 6 Consumer Health Care Pharma and Pharma Services Provider and Provider-based Services Broad-based Outsourced Services and Technology

(1) FSAC believes Agiliti meets five key criteria for attractive risk-adjusted returns Agiliti benefits from macro trends affecting health care Aging demographic and push toward broader access to health care and improved patient care Increased cost pressure on health care systems leading to outsourcing a broad array of non-core activities Rapid expansion of hospitals to ambulatory and specialty care settings further accelerates move to outsourcing Proliferation of increasingly complex equipment with higher degrees of technical specialization Agiliti has demonstrated a significant and tangible competitive advantage Superior commercial infrastructure that spans across all major health care markets Proven ability to improve utilization rates of both complex and simple equipment Agiliti continues to accelerate top-line growth Increasing revenue by utilizing its competitive advantages with new and existing customers Pursuing numerous accretive acquisition opportunities Agiliti has transformed to a higher growth, high value-added services model Increasing key competencies in higher value-added services further improves FCF conversion and continues to accelerate Adj. EBITDA – Accrual Capital Expenditures Expanding relationships with customers through broadened solution offerings and capabilities is driving higher revenue growth rates Agiliti management team joined in 2015 and has demonstrated strong and consistent performance Transformed business model to higher ROIC and FCF paradigm generating 13.5% EBITDA – Accrual CapEx CAGR since 2015 Achieving more than 95% recurring revenue provides predictability as well as an advantaged growth platform 1 The proposed business combination between FSAC and UHS involves a series of mergers by which FSAC and UHS will become subsidiaries of a new holding company called Agiliti. References to Agiliti in this presentation are to the historical business of UHS, which will be operated under the new holding company. 7 Management teams that can be or are great Business models that can generate strong growth and free cash flow Opportunities to drive top-line growth in multiple ways Companies with a sustainable competitive advantage Markets with strong secular growth

Transaction summary

Illustrative pro forma valuation

($ in millions, except per share value)	
UHS Illustrative Share Price	$10.00
(x) Pro Forma Shares Outstanding[1]	106.3
Fully Distributed Equity Value	**$1,063**
Plus: Pro Forma Net Debt	677
Fully Distributed Enterprise Value	**$1,740**
Transaction Multiples[3]	
2018F Adj. EBITDA	$150
FD Enterprise Value / 2018F Adj. EBITDA	11.6x
2019F Adj. EBITDA	$170
FD Enterprise Value / 2019F Adj. EBITDA	10.2x

Sources and uses[5]

Sources	
FSAC Cash	$460
New Debt Raised	660
Existing Capital Leases Rollover	17
Existing Shareholder Rollover	238
Additional Common Equity	250
Total Sources	**$1,625**

Uses	
Cash to Existing Shareholders	$630
Repayment of Existing Net Debt	695
Existing Capital Leases Rollover	17
Existing Shareholder Rollover	238
Fees & Expenses	45
Total Uses	**$1,625**

Comparable valuation

	agiliti[3]	Public[4] comparables
FD Enterprise Value / 2018F Adj. EBITDA	11.6x	16.8x
2018F Adj. EBITDA to growth multiple	1.2x	1.7x
FD Enterprise Value / 2019F Adj. EBITDA	10.2x	15.4x
2019F Adj. EBITDA to growth multiple	1.0x	1.0x

Illustrative pro forma economic ownership[1]



Existing Shareholder Rollover 22%
Public 43%
Additional Equity (THL) 2 30%
Additional Equity (Other investors) 5%

[1] Includes an estimated 23.8 million shares issued to existing UHS shareholders, 46.0 million shares held by public FSAC shareholders, 25.0 million shares issued to PIPE investors and 11.5 million sponsor shares; excludes FSAC warrants, which are currently out-of-the-money; all share information throughout this presentation assumes no redemptions by public shareholders, assumes a $10.00 per share price for illustrative purposes and assumes conversion of the class F sponsor shares into class A common shares on a 1:1 basis in connection with the business combination. [2] Includes 100,000 shares held by FSAC BoD members and additional class A common stock to be purchased in the private placement. [3] Multiples based on high ends of Adj. EBITDA guidance of $145 – 150M for 2018F and $165 – 170M for 2019F and midpoint of long-term growth rate guidance of 9 – 11%. [4] Public comparables based off 08/09/2018 close. [5] Net debt and capital leases are as of 6/30/2018.

THL Federal Street Acquisition Corp.

8

1 Agiliti Company overview 1 The proposed business combination between FSAC and UHS involves a series of mergers by which FSAC and UHS will become subsidiaries of a new holding company called Agiliti. References to Agiliti in this presentation are to the historical business of UHS, which will be operated under the new holding company.

Investmenthighlights Agiliti is the leading provider of end-to-end medical equipment solutions across the health care delivery continuum Large and growing market, driven by increased medical equipment at the patient bedside and fragmented processes within increasingly complex delivery systems • Highly differentiated value proposition and improve delivery of patient care Unmatched operational infrastructure health care markets Long runway for organic growth with opportunities among existing customers Clear path to augmenting strong organic M&A opportunities aligned with imperative to reduce costs • • with nationwide footprint across all major • new business and share-of-wallet • growth profile with tuck-in and strategic • Attractive financial profile, with highly visible, recurring revenue, and accelerating cash generation Experienced and proven management team • 10

Agiliti at a glance
Leading provider of end-to-end medical equipment solutions

% Revenue by End-to-End Service Offering

EQUIPMENT SOLUTIONS	ON-SITE MANAGED SERVICES	CLINICAL ENGINEERING
44%	28%	28%

Supply Chain

On-demand supplemental rental
Clinical expertise supporting specialized protocols
In-market service and delivery

Nursing

End-to-end onsite service, delivery, tracking
Patient-ready devices when and where needed

Clinical Engineering

Preventive maintenance and biomedical repair services for a complete range of modalities

$539M
June LTM Revenue

$146M[1]
June LTM EBITDA

95%
Recurring Revenue

8.4%
June LTM EBITDA Growth

[1] Ref. UHS Q2 Earnings presentation for reconciliation of Q2 2018 Adjusted EBITDA and Accrual CapEx.

agiliti
11

Agiliti at a glance

A strong competitive position with nationwide reach


UHS Corporate Office
UHS Biomed Center of Excellence
UHS District Service Center

UNMATCHED NATIONWIDE INFRASTRUCTURE SERVING ~12B[1] MARKET

In-market repair and logistics capabilities covering 85%[2] of all U.S. acute care beds and the majority of alternate site care settings

86	5	7,000+	2,900+	400+	190+
LOCAL MARKET SERVICE CENTERS	CENTERS OF EXCELLENCE	CUSTOMERS	EMPLOYEES	CLINICAL ENGINEERS	FIELD SALES AND ACCOUNT MANAGERS

1 Combined McKinsey, iData Research, UHS.
2 UHS Market Data.

12

Multiple underlying driversofmedical equipment market additional service, logistics, and Manage, Maintain & Repair General Biomed Clinics Regulatory Compliance & Quality Management Routine & Specialty Beds Home Care Specialty Care Inventory Utilization & Demand Planning Acute Care Surgical Equipment Long Term Care Recalls, Upgrades and Software Management Surgery Centers Diagnostic Imaging Rapidly expanding delivery networks requires management of multiple equipment types across multiple provider settings 62% increase in devices per bed1 90% increase in equipment service costs1 1 Source: GE Healthcare Research, UHS market data. 13 Technology complexity requires management Providers are accountable for the entire care continuum The Medical Equipment market is growing at a rapid rate

Our customers’ medical equipment management challenges are complex DIRECT CARE Only 37% time spent on patient care EQUIPMENT UTILIZATION 42%, yet nurses report unavailable equipment DEVICES PER BED 62% more equipment per staffed bed with 90% increase in service costs WASTED TIME 20 minutes per nurse/shift searching for equipment EQUIPMENT AND PARTS SOURCING 10-20% excess rentals and unnecessary purchases REGULATORY COMPLIANCE Lack systems and staffing to manage Up to 40% of tech time is spent searching for equipment Fragmented processes waste millions in capital and expense dollars and consume thousands of hours of staff time 14

Agiliti focuses on saving significant operating and capital (EVM) costs Our solution: Equipment Value Management On-Site Managed Services Rental & Capital Management Programs Clinical Engineering Programs OVERALL SERVICE COSTS 10-20% reduction EQUIPMENT UTILIZATION 30-40% improvement RENTAL & CAPITAL COSTS 10-30% annual savings End-to-end managed services provide the right equipment, in the right place, at the right time — with measurably lower costs of ownership 15

CASE STUDY

Expanding share of wallet — EVM

Background

Customer overview

- A large academic health care system that includes a 484-bed, Level-1 trauma acute care hospital, and outpatient and primary care clinics; located in the Midwest

Customer challenge

- Difficulty with equipment management, nurse satisfaction, rising costs, and regulatory compliance
- Limited visibility to key data and analytics around total cost of equipment ownership and equipment utilization

Agiliti strategy and solution

- 16-year customer of equipment rental services
- Demonstrated the value of a connected equipment management solution through our EVM framework
- Implemented On-Site Equipment Management Program in Q4 2016
- Implemented fully outsourced CES Program in Q2 2017

Results

Impact to customer

- **$1.5M in first year savings**: On pace to exceed the five-year goal of more than $5M in savings to customer
- **$284K in capital avoidance** through UHS advisory services
- Improved regulatory compliance as demonstrated by **100% device Preventative Maintenance Completion**: Regulatory visits within 8-months of go-live found zero nonconformance issues or opportunities for improvement

UHS benefits

- Leveraged success of on-site program to extend relationship to comprehensive UHS solution set
  - Added Clinical Engineering in Q2 2017
  - Added SES business in Q2 2018

Revenue ($M)



$10.0
$5.0
$0.0
$0.3
$6.3
$8.4
2016A
2017A
LTM Q2 2018

agiliti 16

Large and expanding marketwithlong runwayforgrowth in a $12B1 U.S. market opportunity Agiliti participates than $4.8B2 is contracted annually Currently, more across Equipment Solutions, On-site Managed Services, and Clinical Engineering Services In 2017, Agilti generated $515M in revenue, capturing just 11%3 of the current market Agiliti enjoys 16%4 share-of-wallet in its customer base, with significant opportunity for sustained above-market growth 3 UHS historical revenue divided by annual contracted market ($515M/4.8B). 4 UHS historical revenue divided by annual contracted market in UHS customer base ($515M/3.3B). 1 Combined McKinsey, iData Research, UHS. 2 Combined McKinsey, iData Research, public filings, UHS. 17 $12B U.S. market opportunity $4.8B is contracted annually Contracted revenue in Customer base $3.3B $515M Agiliti Revenue

Well-positionedfor category leadership via differentiated value proposition Comparison based on publicly available information Partial 18 THE AGILITI DIFFERENCE • Unmatched in-market service and logistics infrastructure with agile service options • Device vendor agnostic • Comprehensive, customer-centric, E2E solution • ISO 13485 certified • Flexible tech labor force and technical SMEs • In-market service and logistics • Comprehensive, customer-centric, E2E solution • Purchase FDA Class II/III regulated devices exclusively from OEM • ISO 13485 certified • Matching customer footprint in every market • Comprehensive, customer-centric, E2E solution

Multiple levers to accelerate top line and bottomlinegrowth •Poised to pursue opportunistic tuck-ins (e.g. recent Hill-Rom transaction) and meaningful growth in current markets 9 -11% CAGR long-term growth •Favorably positioned to leverage existing infrastructure for new market and service-line growth •Growing TAM as health systems increasingly turn to outsourcing non-clinical functions for improved efficiencies and to handle ambulatory growth •Differentiated suite of capabilities favorably positioned to continue displacing competitors and capturing market share •Embedded growth opportunities as end-to-end solutions create added value and expansion opportunities within existing customer base $138M Adjusted EBITDA 2017A •Higher complexity and standards of care drive increased demand for equipment with a focus on lowering total cost of ownership 19 Equipment per bed Share of wallet Market share Health system outsourcing New market expansion Mergers & Acquisitions

Company results Key financial and operational metrics

Q22018financialresults 1 • • Strong and balanced growth across each of our service lines Clinical Engineering growth reflects expansion with both existing and new customers (example: Government/OEM) Growth rates accelerated from a strong 2017 (+7.4% YOY) and Q4 2017 (+8.5% YOY) On-Site Managed Services Clinical Engineering Equipment Solutions $141 $128 • Q2 2017 Q2 2018 • Growth showing improvement from Q4 2017 (+7.7% YOY) $37 $34 Q2 2017 Q2 2018 • Leverage ratio continues to improve driven by strong Adjusted EBITDA growth Leverage has improved 110 bps from the first quarter of 2015 • Q2 2017 Q2 2018 PF 2018F 1 Represents historical results of UHS unless otherwise noted. 2 Defined as Net Debt divided by Adjusted EBITDA. 3 High end of 2018F Adj. EBITDA guidance of $145M-$150M. Gives effect to the business combination and assumes $677M of pro forma net debt. 21 5.5x 4.5x 3 4.9x Commentary Net leverage ratio2 Commentary Adj. EBITDA ($M) $63 $58 $39 $34 $36 $38 Commentary Revenue ($M)

1 Revenue trendby solution • Modest growth rate impacted by intentional strategy to: •Shift away from one-time capital sales •Focus on core equipment (most utilized) within health care New business signed in Q2 providing further growth opportunity • 2015A 2016A 2017A Growth accelerating each year and continued in Q2 2018 (+14.2% YOY) Continued success in signing new business with both existing and new customers (Government/OEM) Emphasis placed on expansion of our capabilities • • • 2015A 2016A 2017A • Increasingly, growth is driven from the managed-only equipment service solution where we manage, maintain, and mobilize customer owned devices at customer sites 2015A 2016A 2017A 1 Represents historical results of UHS. 22 $147 $135 $122 Commentary On-Site Managed Services revenue ($M) $137 $107 $99 Commentary Clinical Engineering revenue ($M) $237 $230 $228 Commentary Equipment Solutions revenue ($M)

Adjusted EBITDA and Adjusted EBITDA – Accrual CapEx detail[1]

Adj. EBITDA ($M)


'15 – '18 CAGR: 6.9%
$123
$130
$138
$150[2]
2015A
2016A
2017A
2018F

Commentary

- Revenue growth in all three service lines driving Adjusted EBITDA growth
- Q2'18 Adjusted EBITDA accelerated +8.9% YOY
- SG&A expenses well positioned for continued leverage

Adj. EBITDA – Accrual CapEx ($M)


'15 – '18 CAGR: 13.5%
$68
$72
$88
$100[3]
2015A
2016A
2017A
2018F

Commentary

- Adjusted EBITDA – Accrual CapEx growing at double digit rates with capital expenditures declining as a percentage of revenue as we pivot toward a higher mix of clinical engineering and the managed-only portion of on-site managed services

See Annex A for reconciliation of net income to Adjusted EBITDA and a reconciliation of cash used in investing activities to accrual CapEx under GAAP.
[1] Represents historical results of UHS.
[2] High end of 2018F Adj. EBITDA guidance of $145M-$150M.
[3] High end of 2018F Adj. EBITDA guidance of $145M-$150M and midpoint of Capex guidance of $45M-$55M, consistent with historical guidance provided in Q2 2018 earnings presentation.

agiliti

23

Financialguidance Guidance Guidance Revenue Growth 9 – 11% 9 – 11% Adjusted EBITDA $145 – 150M $165 – 170M 0.4x to 0.6x deleveraging 1 Leverage Ratio PF Net 4.5x 1 Gives effect to the business combination and assumes $677M of pro forma net debt. Financial guidance is subject to change. None of FSAC, UHS or Agiliti is under any obligation to update this financial guidance. See “Important Information” at the beginning of this presentation. 24 $M 2018 2019

Seasoned management team with track record of growth



Tom Leonard
Chief Executive Officer

15+ years of healthcare exec leadership

Previous:
President of Medial Systems, CareFusion
SVP and GM, Ambulatory Services, McKesson Provider Technologies

Bachelor's degree in Engineering, U.S. Naval Academy
MBA, S.C. Johnson Graduate School of Management, Cornell University



Jim Pekarek
EVP, Chief Financial Officer

15+ years of executive leadership

Previous:
CFO, Cornerstone Brands
Executive roles at The Spiegel Group, Montgomery Ward, Inc, Kraft Foodservice consumer products

Bachelor's degree in Accounting, Indiana University
MBA, Northwestern University



Kevin Ketzel
President
Sales & Operations

20+ years healthcare leadership

Previous:
SVP, GM, Respiratory, CareFusion
Operational and Commercial leadership: Cerner Corporation, Mediware, Allscripts

Bachelor's degree in Quantitative Economics, University of Wisconsin-Madison



Bettyann Bird
SVP, Commercial Solutions & Marketing

20+ years healthcare leadership

Previous:
VP Marketing, CareFusion
Executive roles at Cardinal Health, eStudySite and leadership positions at Deloitte, Ernst & Young

Bachelor's degree in Nursing, Texas Christian University
MBA, Baylor University

agiliti
25

Investmenthighlights Agiliti is the leading provider of end-to-end medical equipment solutions across the health care delivery continuum Large and growing market, driven by increased medical equipment at the patient bedside and fragmented processes within increasingly complex delivery systems • Highly differentiated value proposition and improve delivery of patient care Unmatched operational infrastructure health care markets Long runway for organic growth with opportunities among existing customers Clear path to augmenting strong organic M&A opportunities aligned with imperative to reduce costs • • with nationwide footprint across all major • new business and share-of-wallet • growth profile with tuck-in and strategic • Attractive financial profile, with highly visible, recurring revenue, and accelerating cash generation Experienced and proven management team • 26

Thank you.

Annex A: Non-GAAP financial measures

Adjusted EBITDA is defined as earnings attributable to UHS before interest expense, income taxes, depreciation and amortization and excludes non-cash share-based compensation expense, management and board fees and expenses and certain nonrecurring gains, expenses or loss. In addition to using Adjusted EBITDA internally as a measure of operational performance, UHS discloses it externally to assist analysts, investors and lenders in their comparisons of operational performance, valuation and debt capacity across companies with differing capital, tax and legal structures. Adjusted EBITDA, however, is not a measure of financial performance under Generally Accepted Accounting Principles ("GAAP") and should not be considered as an alternative to, or more meaningful than, net income as a measure of operating performance or to cash flows from operating, investing or financing activities or as a measure of liquidity.

Accrual CapEx represents capital that UHS took title to during the period. It represents capital to which the company has committed in a period rather than cash capital expenditures in the period.

Since Adjusted EBITDA and Accrual CapEx are not measures determined in accordance with GAAP and thus are susceptible to varying interpretations and calculations, Adjusted EBITDA, as presented, and Accrual CapEx may not be comparable to other similarly titled measures of other companies. Adjusted EBITDA does not represent an amount of funds that is available for management's discretionary use.

Adj. EBITDA reconciliation

($ in millions)	2015A	2016A	2017A
Net income (loss) attributable to UHS	**$(28)**	**$(13)**	**$10**
Interest expense	$53	$52	$53
Provision for income taxes	$1	$1	$(17)
Depreciation and amortization	$92	$84	$80
EBITDA	**$118**	**$125**	**$126**
Gain on settlement [1]	$(6)	$(3)	$0
Management, board & other [2]	$6	$5	$9
Restructuring expenses [1]	$2	$0	$0
Non-cash compensation expense	$2	$3	$3
Adjusted EBITDA	**$123**	**$130**	**$138**

Accrual CapEx reconciliation

($ in millions)	2015A	2016A	2017A
Cash used in investing activities	**$53**	**$70**	**$55**
Less: Acquisitions	$(3)	$(16)	$(3)
Other	$6	$(0)	$(0)
Less: Medical equipment in A/P prior period	$(13)	$(12)	$(16)
Plus: Medical equipment in A/P current period	$12	$16	$13
Accrual CapEx	**$54** [3]	**$57**	**$50**

[1] Gain on settlement for the years ended December 31, 2016 and 2015, respectively, was related to settlements with a supplier and a former supplier; restructuring expenses of $2.3 million for 2015 was related to the realignment of the management team.
[2] Expenses primarily include management fees to owners, board fees, one-time litigation costs (plaintiff), and reorganization costs.
[3] 2015 Accrual CapEx excludes one-time settlement of $4.1 million.

28

Exhibit 99.1

FOR IMMEDIATE RELEASE

FEDERAL STREET ACQUISITION CORP.

TO COMBINE WITH UNIVERSAL HOSPITAL SERVICES

Combined Company to be Named “Agiliti, Inc.” and Listed on Nasdaq Stock Market

Combined Company Positioned to Execute on Compelling Growth Opportunities in Healthcare Services Market
Under Leadership of Current Management Team

MINNEAPOLIS and BOSTON — (BUSINESS WIRE) — August 13, 2018 — Federal Street Acquisition Corp. (NASDAQ: FSACU, FSAC, FSACW) (“FSAC”), a special purpose acquisition company sponsored by an affiliate of Thomas H. Lee Partners, L.P. (“THL”), and the holding company of Universal Hospital Services, Inc. (“UHS” or the “Company”), a leading, nationwide provider of healthcare technology management and service solutions and a portfolio company of Irving Place Capital Management, L.P. (“IPC”), today announced that they have entered into a definitive merger agreement.

Under the terms of the agreement, FSAC and UHS will combine under a new holding company to be named Agiliti, Inc. (“Agiliti”), which intends to apply to have its common stock and warrants listed on the Nasdaq Stock Market under the ticker symbols “AGTI” and “AGTIW,” respectively.  The purchase price for the acquisition implies an initial enterprise value for the combined company of approximately $1.74 billion, or 11.6x UHS’s forecasted 2018 Adjusted EBITDA of approximately $150 million and 10.2x UHS’s forecasted 2019 Adjusted EBITDA of approximately $170 million, in each case, based on the higher end of UHS’s forecasted Adjusted EBITDA range.

“We have long admired Tom Leonard and the incredible team at UHS and could not be more excited to partner with them as the Company enters an exciting, new chapter with a new name — Agiliti — which is emblematic of their everyday approach,” said Scott Sperling, Executive Chairman of FSAC and Co- President of THL. “UHS’s strong competitive position, broad range of high-value capabilities, and strong business model, make this a highly attractive investment opportunity for FSAC and THL. We look forward to contributing our operational and strategic expertise as the combined company builds on its proven platform, executes on its compelling growth objectives, and continues to deliver to its customers the industry’s best healthcare technology management and service solutions.”

“For nearly 80 years, UHS has provided market-leading equipment management services to the U.S. healthcare industry,” said Tom Leonard, Chief Executive Officer of UHS. “Throughout the Company’s evolution, our goal has always been to help customers manage the complexities of owning and maintaining medical equipment, so that caregivers have more time to focus on patients. Today, we serve more than 7,000 healthcare providers nationwide with an end-to-end solution called ‘Equipment Value Management’ that helps customers address important clinical, operational and financial objectives. The Company is well positioned in the market with strong momentum for continued value creation, and we are pleased to have the opportunity to advance our business as Agiliti, alongside our new partners at FSAC and THL.”

Upon consummation of the transaction, Tom Leonard will continue leading the Company as Chief Executive Officer, along with his current management team, including Jim Pekarek, Chief Financial Officer, Kevin Ketzel, President, and Bettyann Bird, Senior Vice President of Marketing and Commercial Solutions.

IPC, UHS’s current private equity sponsor and majority owner, will retain a minority equity stake in the combined company.

John Howard, Co-Managing Partner of IPC said, “We are extremely proud of what UHS has accomplished since we acquired the business. The results we have achieved demonstrate the unique value UHS brings to its healthcare customers. This transaction will enable the Company to accelerate its existing growth initiatives and further maximize its market position under the leadership of a world-class management team. We look forward to the ongoing success of Agiliti as a public company.”

Transaction Summary

Along with the $460 million of cash held in a trust account raised from its initial public offering in July 2017, FSAC has secured commitments for a $250 million common stock private placement from institutional investors at a price of $10.00 per share. The private placement includes a $200 million investment by a newly formed entity that will be owned by FSAC’s sponsor entity, FS Sponsor, LLC (“FS Sponsor”), and certain investment funds affiliated with THL. Assuming no redemptions by FSAC’s public stockholders, this entity will own approximately 30% of Agiliti’s outstanding common stock following the merger and private placement, including FS Sponsor’s existing founder shares and the shares purchased in the private placement. IPC and the other former stockholders of UHS will retain an ownership interest of approximately 22% and the current public stockholders of FSAC will own approximately 43% of Agiliti’s outstanding common stock, in each case, assuming no redemptions by FSAC’s public stockholders. FSAC’s existing warrants will become warrants to purchase Agiliti common stock in accordance with their terms.

FSAC has entered into a debt commitment agreement with certain lenders, pursuant to which the lenders have committed to make available to Agiliti a term loan of $660 million, the proceeds of which w ill be used to repay existing UHS indebtedness. It is currently anticipated that UHS will issue a notice of redemption with respect to its outstanding second lien notes immediately prior to the merger and that these notes would be redeemed approximately 30 days following the closing date.  The lenders have also committed to provide a $150 million revolving credit facility.

The boards of directors of UHS and FSAC have unanimously approved the proposed transaction. Completion of the transaction, which is expected to occur in the fourth quarter of 2018, is subject to customary and other closing conditions, including regulatory approvals and FSAC stockholder approval. In addition to having the right to vote on the transactions, FSAC’s current public stockholders have the right to elect to have FSAC redeem their shares for cash in connection with the consummation of the transaction. The transaction is also conditioned upon there being sufficient cash, after giving effect to any redemptions, to pay the cash portion of the merger consideration, repay existing indebtedness and make other required cash payments at closing.  More information on these conditions will be contained in the preliminary proxy statement that FSAC intends to file with the Securities and Exchange Commission (“SEC”).

As part of the transaction, Agiliti will also enter into a tax receivable agreement with the equity holders of UHS, which will provide for the sharing of tax benefits relating to certain pre-business combination tax attributes and tax attributes relating to the transaction as those tax benefits are realized by Agiliti.

Conference Call Information

UHS and FSAC will host a presentation to discuss the transaction beginning at 9 a.m. Eastern Time on Monday, August 13. Those who wish to view the presentation may access it here, or by visiting www.uhs.com/investors and selecting the “Presentations” tab. An audio form of the presentation will be available toll-free at 1-877-523-5612 using Conference ID 13682526.

The presentation will be available from 9 a.m. Eastern Time on August 13, 2018, to 11:59 pm Eastern Time on October 31, 2018, using the access information above.

Advisors

J.P. Morgan Securities LLC acted as financial advisor and Weil, Gotshal & Manges LLP acted as legal counsel to UHS. Citigroup Global Markets Inc. acted as financial advisor, capital markets advisor and placement agent and Kirkland & Ellis LLP acted as legal counsel to FSAC.  BofA Merrill Lynch acted as capital markets advisor and placement agent in connection with the private placement. Debt financing will be provided by JPMorgan Chase Bank, N.A., Citigroup Global Markets Inc., and KeyBanc Capital Markets Inc.

About Universal Hospital Services, Inc.

Universal Hospital Services, Inc. is a leading nationwide provider of healthcare technology management and service solutions to the healthcare industry. UHS owns or manages more than 800,000 units of medical equipment for approximately 7,000 national, regional and local acute care hospitals and alternate site providers across the U.S. For nearly eight decades, UHS has delivered medical equipment management and service solutions that help clients reduce costs, increase operating efficiencies, improve caregiver satisfaction and support optimal patient outcomes. More information is available at www.uhs.com.

About Federal Street Acquisition Corp.

Federal Street Acquisition Corp. is a special purpose acquisition company sponsored by an affiliate of Thomas H. Lee Partners, L.P., formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase or similar business combination with one or more businesses.

About Agiliti

Agiliti will be the company created by the business combination of Universal Hospital Services, Inc. and Federal Street Acquisition Corp. Agiliti builds on a legacy of nearly 80 years of market leading healthcare technology and service solutions to the U.S. healthcare industry, serving approximately 7,000 national, regional and local acute care hospitals and alternate site providers across the country. Agiliti intends to apply to list its common stock and warrants on the Nasdaq Stock Market under the ticker symbols “AGTI” and “AGTIW,” respectively.

About Thomas H. Lee Partners, L.P.

Thomas H. Lee Partners, L.P. is a premier private equity firm investing in middle market growth companies, headquartered in North America, exclusively in four industry sectors: Business & Financial Services, Consumer & Retail, Healthcare, and Media, Information Services & Technology. Using the firm’s deep domain expertise and the internal operating capabilities of its Strategic Resource Group, THL seeks to create deal sourcing advantages, and to accelerate growth and improve operations in its portfolio companies in partnership with management teams. Since its founding in 1974, THL has raised over $22 billion of equity capital, acquired over 140 portfolio companies and completed over 360 add-on acquisitions which collectively represent a combined enterprise value at the time of acquisition of over $200 billion.

About Irving Place Capital Management, L.P.

Since its founding in 1997, Irving Place Capital has invested in over 60 portfolio companies, primarily in the industrial, packaging, consumer and retail industries. The firm focuses on making control or entrepreneur-driven investments where it can apply its substantial operating and strategic resources and expertise to enhance value. Irving Place Capital has successfully executed a broad range of transactions, including buyouts, recapitalizations, build-ups, corporate divestitures, take-privates and distressed-to-control situations. More information about Irving Place Capital is available at www.irvingplacecapital.com.

Forward-looking Statements

This press release includes forward looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside FSAC’s or UHS’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” in the Prospectus filed by FSAC with the SEC and those described in the section entitled “Risk Factors” in UHS’s annual report on Form 10-K for the year ended December 31, 2017 filed with the SEC, as well as UHS’s other filings with the SEC. Important factors, among others, that may affect actual results or outcomes include: the inability to complete the transactions contemplated by the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any redemptions by FSAC stockholders; the ability to meet NASDAQ’s listing standards following the consummation of the transactions contemplated by the proposed business combination; and costs related to the proposed business combination.  Important factors that could cause the combined company’s actual results or outcomes to differ materially from those discussed in the forward-looking statements include: UHS’s history of net losses; the need for substantial cash to operate and expand the combined company’s business as planned; the combined company’s expected substantial outstanding debt following the business combination; a decrease in the number of patients the combined company’s customers serve; the combined company’s ability to effect change in the manner in which healthcare providers traditionally procure medical equipment; the absence of long-term commitments with customers; the combined company’s ability to renew contracts with group purchasing organizations and integrated delivery networks; changes in reimbursement rates and policies by third-party payors; the impact of healthcare reform initiatives; the impact of significant regulation of the healthcare industry and the need to comply with those regulations; the effect of prolonged negative changes in domestic and global economic conditions; difficulties or delays in the combined company’s continued expansion into certain of UHS’s businesses/geographic markets and developments of new businesses/geographic markets; additional credit risks in increasing business with home care providers and nursing homes, impacts of equipment product recalls or obsolescence; and increases in vendor costs that cannot be passed through to the combined company’s customers.

Neither FSAC nor UHS undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Financial Measures

Adjusted EBITDA is a non-GAAP measure.  UHS believes Adjusted EBITDA provides useful information to management and investors regarding UHS’s business and results of operations.  Because Adjusted EBITDA is not in conformity with GAAP, we urge you to review UHS’s audited financial statements filed with the SEC. Adjusted EBITDA is defined by UHS as Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”), and excludes non-cash share-based compensation expense, management, board and other non-recurring gain, expenses, or loss, which may not be calculated consistently among other companies applying similar reporting measures.

In addition to using Adjusted EBITDA internally as a measure of operational performance, UHS discloses it externally to assist analysts, investors and lenders in their comparisons of operational performance, valuation and debt capacity across companies with differing capital, tax and legal structures. Adjusted EBITDA, however, is not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to, or more meaningful than, net income as a measure of operating performance or to cash flows from operating, investing or financing activities or as a measure of liquidity.

Additional Information about the Transaction and Where to Find It

FSAC intends to file a proxy statement with the SEC for use at the special meeting of stockholders to approve the business combination and FSAC will cause Agiliti, the newly formed holding company, to file a Registration Statement on Form S-4 with respect to the securities being issued in the transaction. The proxy statement and the prospectus contained in the Registration Statement will be mailed to FSAC stockholders as of a record date to be established for voting on the proposed business combination. Investors and security holders of FSAC and UHS are urged to read the proxy statement, prospectus and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about FSAC, UHS and Agiliti once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by FSAC when and if available, can be obtained free of charge on FSAC’s website at http://www.thl.com/fsac or by directing a written request to Federal Street Acquisition Corp., 100 Federal Street, 35th Floor, Boston, MA 02110, (617) 227-1050.

Participants in the Solicitation

FSAC, UHS, Agiliti and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of FSAC’s stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of FSAC’s directors and officers in FSAC’s filings with the SEC, including FSAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on March 23, 2018.  Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to FSAC’s shareholders in connection with the proposed business combination will be set forth in the registration statement for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the Registration Statement that FSAC intends to cause Agiliti to file with the SEC.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

###

CONTACTS

UHS:

James Pekarek

Executive Vice President and Chief Financial Officer

(952) 607-3054

jbpekarek@uhs.com

Kate Kaiser

Vice President, Corporate Communication and Investor Relations

619-507-9135

kmkaiser@uhs.com

FSAC & THL:

Matt Benson/Robin Weinberg/Cameron Seligmann

Sard Verbinnen & Co.

(212) 687-8080

Irving Place Capital:

Brunswick Group

Alex Yankus / Christina Tilt

212-333-3810

IRVINGPLACECAPITAL@brunswickgroup.com

Exhibit 99.3

Message to all UHS employees (EMAIL)

To our remarkable UHS team members,

Today, I am pleased and proud to share some momentous news. Moments ago, we announced that UHS has entered into an agreement that would enable us to form a new public company with a new name—Agiliti. Upon the closing of the transaction later this year, we expect that the common stock of Agiliti will trade on the Nasdaq Stock Market under the ticker symbol “AGTI.”

This announcement signifies a monumental next step for the company and for all of us. Let’s talk about how we got here.

First, this represents an incredible accomplishment—earned by every team member at UHS. The opportunity to go public is one of the most exciting occasions in the life of a company. It is a direct acknowledgment of the successful and healthy business we’ve created, and it is a platform that will enable us to continue on our current path, making a difference for customers and patients for years to come.

Second, this opportunity found us—not the other way around. Our efforts to grow UHS into a Category of One company have yielded meaningful results, enabling us to create new benefits for our team members and continue expanding the breadth of our service offerings to customers.

In late 2017, we were approached with the opportunity to continue our evolution as a publicly traded company. After more than nine months spent investigating and carefully evaluating this option, we believe this model best positions us to advance Equipment Value Management (EVM) and our individual solution offerings for customers and will create new benefits for our team members as we unlock additional capital to propel our growth.

Becoming Agiliti

We reached this milestone over the past several years through the thoughtful transformation of our business from the inside out. We began with a new strategy that aligned customers at the center of all we do. We created EVM—a framework for our service offerings that we believe is unlike any other solution on the market. And, we consistently demonstrated the value of what we do best: helping healthcare providers cut costs without cutting corners, showing-up whenever and wherever we’re needed with the equipment patients need maintained to the highest quality standard in the industry.

As we begin this exciting new era, we feel it is time that our name and our brand better reflect the company we are today. After much effort and consideration, we believe we’ve created a name that represents the best of who we are and what we do. That new name is Agiliti.

Why Agiliti?

Simply stated, it represents certain truths about our company:

•                       That we are agile in the services that we provide

•                       That we are nimble and well positioned to adapt as healthcare changes and customer needs evolve

•                       That our solutions enable healthcare providers to deliver patient care with greater efficiency

•                       That we operate with speed and intelligence, driven by insights that influence positive outcomes

•                       And, that we provide expertise to our customers, based on experienced best practices that deliver results

We have proven time and again that we can change, evolve, and adapt without losing vision or purpose. Despite changing hands in ownership, venturing in and out of new product categories, and embarking on bold strategies over the course of our history, the foundational purpose of the company has remained constant—to deliver high quality, patient-centered service and support to healthcare providers nationwide. That purpose defines our path and enables us to make smart choices about our future. The courage to change and grow defines us as Agiliti.

What’s next

Today’s announcement marks the beginning of a new journey—but, rest assured, we will take measured steps together as we prepare to become a public company. The changes we announced today are significant, but there is far more that won’t change as a result of this transition—like our operations, our leadership team, our belief and aspirations, our offerings and service commitments to customers. In fact, aside from a few modifications to meet certain regulatory and stock exchange requirements, we will continue operating as we do today.

Over the coming weeks, you will receive regular updates about the transaction, plus opportunities to engage in our Becoming Agliti campaign as we work together to rebrand the company for the future. In the meantime, you will find answers to some of your initial questions in the attached Team Member FAQ. We also invite you to share your questions or comments with us at any time in the Becoming Agiliti group on Yammer or by writing to BecomingAgiliti@uhs.com.

Thank you for all you’ve done to help us build a successful, admired company. As we enter this next chapter, we should all feel an extraordinary sense of pride in the company we have always been, and will continue to be, as we move forward with Agiliti.

-Tom

Participants in the Solicitation

FSAC, UHS, Agiliti and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of FSAC’s stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of FSAC’s directors and officers in FSAC’s filings with the SEC, including FSAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on March 23, 2018. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to FSAC’s shareholders in connection with the proposed business combination will be set forth in the registration statement for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the registration statement that FSAC intends to cause Agiliti to file with the SEC.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Frequently Asked Questions

Today, Universal Hospital Services (“UHS”), a leading, nationwide provider of healthcare technology management and service solutions, announced that it had entered into a definitive merger agreement with Federal Street Acquisition Corp. (“FSAC”), a special purpose acquisition company sponsored by an affiliate of Thomas H. Lee Partners, L.P. (“THL”), a premier private equity firm investing in middle market growth companies, headquartered in North America.

Pursuant to this agreement, FSAC and UHS will form a new, public company under the name—Agiliti—that we expect will be listed on the Nasdaq Stock Market under the symbol “AGTI” upon the closing of the transaction.

The business combination is expected to close in the fourth quarter of 2018, subject to customary and other closing conditions, including regulatory approvals and approval by FSAC’s shareholders.

GENERAL INFORMATION IN BRIEF

The basics

Today’s announcement marks a new chapter for our company. We expect that when this transaction is completed, UHS will begin operating as a public company and will go to market under a new name—one that reflects the company we are today, the value we bring to healthcare, and the momentum propelling us to future growth as we look forward in our journey. That new name is Agiliti.

The background

Over the course of our nearly 80 years in healthcare, UHS has operated under a variety of ownership structures. We began in 1939 as a private, family-owned company known as the ABC Oxygen Tent Rental Company. Since then, the company has changed hands several times, primarily under the ownership of private equity firms. Our current owner, Irving Place Capital, acquired UHS in 2007.

In late 2017, we were approached with an opportunity to advance our growth as a public company. As we look ahead, we believe that this platform will best enable us to continue executing on our long-term growth plan, create new opportunities for our business and our team members, and advance our position as a leading provider of healthcare equipment services.

QUESTIONS & ANSWERS FOR UHS TEAM MEMBERS

ABOUT THE TRANSACTION

Q: Why are we making this change? Was UHS for sale?

A: The company was not for sale. Over the past nearly 80 years, UHS has operated under a variety of ownership structures—most recently under the ownership of Manhattan-based private equity firm Irving Place Capital who acquired UHS in 2007. The nature of private equity ownership entails that our owners will—at some point—seek to sell the company and collect a return on their initial investment.

Despite changing hands in ownership many times over the course of our history, the foundational purpose of the company has remained constant—to deliver high quality, patient-centered service and support to healthcare providers nationwide. Our efforts to grow UHS into a Category One company have yielded results benefiting our customers, our team members, and our shareholders.

In late 2017, we were approached by FSAC with an opportunity to continue our evolution as a publicly-traded company. After months of review and thoughtful consideration, we believe this opportunity will enable us to advance our service and solution offerings for customers, create new and attractive benefits for our team members and provide the company with additional resources to propel our growth.

Q: Who is Federal Street Acquisition Corp. (FSAC)?

A: FSAC is an affiliate of the Boston-based private equity firm Thomas H. Lee Partners, L.P.—a premier private equity firm investing in middle market growth companies, headquartered in North America.

FSAC is a Special Purpose Acquisition Company (SPAC) that was formed for the purpose of acquiring a healthcare business or a business in another industry.

Q: What is a Special Purpose Acquisition Company (SPAC)?

A: A SPAC—also known as a “blank check company,” is a publicly-traded company formed to identify and complete a business combination with an operating company. The combined company then becomes a publicly-traded company.

Q: How does a SPAC work?

A: A SPAC conducts an initial public offering (IPO) to raise capital from public investors. The funds raised in the IPO are placed in a trust account to fund the acquisition of an operating company. At the completion of the transaction, the SPAC and its target company merge to form a new publicly- traded company.

Q: Who will run the company following this transaction?

A: The company will continue to be led by CEO Tom Leonard and our Executive Management team. The new Board of Directors will be comprised by representatives of entities affiliated with THL and IPC, as well as independent directors. Our current commercial and corporate infrastructures will remain in-tact, and we will continue advancing our EVM strategy, placing customers and patients at the center of all we do.

Q: What will change for us as a result of this transaction?

A: Today, we announced the first step in our journey to become a public company, and for the time being it is business as usual. As a public reporting company, we currently abide by most SEC requirements for public companies. We do not expect that this transition will introduce significant changes to our business or operating model, or to our organizational structure. With certain exceptions to meet certain regulatory and stock exchange requirements, we will continue operating as we do today—focused on meeting the needs of our customers, delivering our market-leading offerings to the highest caliber and quality in the industry, and working together to demonstrate our belief and aspirations which unite our team and define our culture.

Q: Will there be changes to our incentive and/or compensation plans?

A: As a public company, we will continue to measure our performance as we do today, and the compensation plans that are currently in place will remain in place . Following the consummation of the transaction, our new Board of Directors (or a committee thereof) will set the metrics applicable to the combined company’s incentive compensation. Similar to what we do today, we expect to maintain the evaluation of performance for our commercial team on an annual basis based on annual specific criteria to determine rank and reward.

Q: Should we anticipate a change in our organization structure?

A: No. We do not expect changes to our structure or workforce reductions as a result of this transition.

Q: When will the transaction close, and what happens then?

A: Completion of the transaction is subject to customary and other closing conditions, including regulatory approvals, approval by FSAC’s stockholders and a condition that there be sufficient cash to pay the cash portion of the merger consideration, repay existing debt and make other required cash payments at closing.

We expect the transaction to close in the fourth quarter of 2018, at which time we expect that we will begin doing business as Agiliti and the combined company’s common stock will begin trading on the Nasdaq under the ticker symbol AGTI.

As we prepare to become a public company, we will be sharing more information and hosting informational and training sessions for our leaders and all team members. Please stay tuned throughout the coming weeks.

ABOUT OUR NEW NAME

Q: Why are we changing the name of the company?

A: Three years ago, we set out to return UHS to growth. That journey was defined by our new go-to-market strategy for Equipment Value Management (EVM), the evolution of our commercial selling models, and investments in our business to strengthen our operations and our team culture.

Since then, we’ve witnessed a remarkable transformation of the company—the result of our hardworking, dedicated, and talented team members. Today, we hold a new position within the healthcare industry, with expanding customer partnerships, a robust pipeline of new business, and a value proposition that distinguishes us as a Category One.

Throughout our nearly 80-year history, the company has undergone several transformations to meet the changing needs of our customers. Our name has changed over time, but we have always maintained our core purpose. As we look ahead, we believe our name should reflect who we are today, our direction for the future, and the unique attributes that are true to our business and our people. We believe the name Agiliti captures the value we bring to customers and the spirit with which we approach our work.

Q: How did we come up with the name Agiliti? How does it relate to our company?

A: The name “Agiliti” was developed by a cross-functional team from UHS in partnership with an outside marketing firm that specializes in company branding. We aimed to ensure our new name captured the spirit of who we are—reflecting our belief and aspirations and the value of our EVM offering. Through a months-long, facilitated effort, we considered hundreds of name options but were quickly drawn to “Agiliti” (a coined version of “agility”) because of its vivid depiction of how we operate as a company, the responsiveness of our team members, and the unmatched value we believe we deliver to customers.

Q: Will renaming the company create confusion for customers/vendors?

A: We will introduce Agiliti to customers, vendors and the public through a comprehensive communication campaign beginning now and continuing into the future. However, we will not operate under the name Agiliti until after the consummation of the transaction with FSAC. While the name UHS carries a long history for our company, it has often been confused with other similarly named healthcare companies. Customers know us most by our service platform and offerings—not our name. We are confident that our customers, partners and the public will see our name change to Agiliti as a natural move that matches the reputation tied to our services and solutions.

Q: When will we become Agiliti, and what should we expect as we transition to the new name?

A: We will begin doing business as Agiliti when the transaction with FSAC is consummated and the company begins trading as a public company on the Nasdaq. We expect to consummate the transaction in the fourth quarter of 2018, subject to customary and other closing conditions, including regulatory approvals and approval by FSAC’s shareholders.

In the meantime, you will be invited to help us build and implement our new brand. Stay tuned for our upcoming “Becoming Agiliti” series, where you can follow our progress, submit ideas and feedback, and join us in bringing Agiliti to life.

Q: Will we have a new logo and colors?

A: Yes. We are finalizing design options for our new logo and will share that and some of our new visual brand elements in the coming days. Our new color palette will reflect a mix of both old and new—bridging the look of UHS with a fresh new style for Agiliti.

Q: What happens to the UHS uniforms that I purchased and own?

A: We will be introducing new uniforms for our Operations team members, including our hospital-based teams, and we will transition to those new looks when we officially begin operating as Agiliti. We will provide more information on new uniforms and branded Agiliti attire in the coming weeks.

In the meantime, our current uniforms remain available for order through the UHS Company Stores. We recommended that uniforms only be ordered for new employees — or to replace damaged attire. During this transition period, the company will make UHS uniforms available—when needed—at no cost to employees.

ABOUT BECOMING A PUBLIC COMPANY

Q: What will it mean for UHS to be a public company?

A: At the completion of this transaction with FSAC, we expect that the combined company’s common stock will begin trading in the stock market, allowing investors and the general public to buy and sell the company’s stock. This is an exciting step for the company—an acknowledgment of the successful and healthy business we’ve created.

We expect that an expanded set of investors will enable us to more easily raise capital to fund initiatives such as M&A growth or other investments in our business. We will also face greater scrutiny as more eyes and ears will be focused on our performance. We will continue to report our financial and operating results publicly each quarter. We will also adopt some new practices required for public companies.

However, for most of us—especially our team members directly serving customers—the day-to-day changes will be minimal. As we prepare for this next step, what is most important is that we remain focused on our priorities—on serving customers well, continuing to grow our book of business, and remaining engaged in our important role supporting healthcare providers and their patients.

Q: Why did we pursue this transaction over other options?

A: Over the past year, UHS was approached by several organizations interested in acquiring the company—a testament to the strength of our company, team and service offering. Because we were not for sale, we were able to be highly selective in our consideration of potential future owners. When we were approached with the opportunity to become a public company, we initiated a careful, months-long process to evaluate both timing and fit. We concluded that this move would be the best next step for the company—one that would allow us to continue operating much as we do today, maintaining our focus on meeting the needs of our customers and their patients.

Q: UHS was once a public company before returning to private equity ownership. Why consider a model that was unsuccessful in the past?

A: UHS completed an IPO in 1992 and returned to a private company structure in 1998. Since then, the company has undergone tremendous evolution—including the introduction of our EVM framework as a long-term growth platform, the addition and expansion of our On-site Managed Programs, Specialty Equipment and Services, Manufacturer Services and Surgical Services businesses, the addition of RES to extend our CES capabilities, and large investments in our operations and our people to secure a sound foundation. Becoming a public company will allow us to continue on our current path—maintaining our business and operating model, our company structure, and—most important—our culture, aspirations and commitment to customers and patients.

Q: How will becoming a public company affect our customers?

A: Our commitment to serving our customers and their patients never changes. As a public company, we will continue serving customers as we do today. We will be actively communicating with customers throughout this transaction to minimize disruption and distraction.

Q: What does this mean for UHS option holders?

A: This transaction will have certain implications for current UHS options holders. In the coming weeks, we will conduct informational meetings and training sessions and will introduce resources to help you plan ahead.

Q: Will I be able to purchase shares of Agiliti on my own?

A: When we become public, anyone who wishes to own shares of common stock of Agiliti will have that opportunity. In the case of our team members, purchasing and selling shares of common stock of Agiliti will be subject to various policies, including the Insider Trading Policy, which will take effect at the closing of the transaction. At the closing of the transaction, team members will be asked to read and certify their acceptance of a new Insider Trading Policy and other policies. We will share more information on this topic in the coming weeks and following the close of the transaction. You should also consult your personal financial, legal and tax advisors to discuss your specific options.

Q: Will I be able to purchase shares of Agiliti through the company?

A: Over the coming weeks, we will be working to evaluate options for Employee Stock Purchase Plans and other equity-based incentives. We will provide more information on these programs at a later date.

Q: What is the company’s Insider Trading policy, and how does it work?

A: You can find our current Insider Trading policy on our inForm Learning Management System under “Policy Corner” and the “Compliance” section. Note that we will be updating this and certain other company policies throughout this transition, and team members will be asked to read and certify their acceptance of those policies. More on that toward the close of the transaction.

Q: How can I see all of our SEC filings?

A: You can access our most recent SEC filings on the Investor page of UHS.com. To view all historical financial filings for UHS, go to www.sec.gov and hover over “Filings” in the top page menu. Select “Search for Company Filings,” and when you reach that page, enter “Universal Hospital Services” in the search bar.

WHAT HAPPENS NEXT

Q: Is there a chance we may not complete the transaction?

A: The consummation of the transaction is subject to customary and other closing conditions, including regulatory approvals and approval from FSAC’s stockholders and a condition that there be sufficient cash to pay the cash portion of the merger consideration, repay existing debt and make other required cash payments at closing.

While we expect that the closing conditions will be met, we cannot guarantee that that will be the case.

Q: What should we expect between now and the close of the transaction?

A: As we work through this transition together over the coming months, we will take steps to set-up certain systems required for public companies. Over the course of the coming weeks, we will hold required training sessions and certification activities related to becoming a public company. We will also engage in companywide efforts to adopt Agiliti as our new company name and brand.

Q: What should I do if I am contacted by the media?

A: If you are contacted by reporters or news media of any kind, please immediately direct them to Kate Kaiser, vice president of Communication and Investor Relations. In keeping with our Confidentiality policy, under no circumstances should any employee contact media or respond to media requests on behalf of the company without approval and support from our Communication team.

Q: How can we get more information on this announcement and our progress to close the transaction?

A: Beginning with today’s announcement, we will provide regular updates on the status of the transaction with FSAC and our process to become Agiliti.

Please follow the new “Becoming Agiliti” group on Yammer where you can access the latest news, information and updates about this transition. We also invite you to post your questions to the group page so that we can maintain an ongoing, open discussion.

At any time, you can write to us with questions or comments at BecomingAgiliti@uhs.com.

Participants in the Solicitation

FSAC, UHS, Agiliti and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of FSAC’s stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of FSAC’s directors and officers in FSAC’s filings with the SEC, including FSAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on March 23, 2018. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to FSAC’s shareholders in connection with the proposed business combination will be set forth in the registration statement for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the registration statement that FSAC intends to cause Agiliti to file with the SEC.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.